505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com
FIRM / AFFILIATE OFFICES
	Boston	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Silicon Valley
	Milan	Singapore
	Moscow	Tokyo
Washington, D.C.

March 11, 2005

VIA EDGAR TRANSMISSION AND COURIER

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Registration Statement on Form SB-2 filed January 31, 2005

(Registration No. 333-122431) of Orion Acquisition Corp. II

Dear Mr. Reynolds:

On behalf of Orion Acquisition Corp. II, a Delaware corporation (the “Registrant”), we hereby set forth the following information in response to the comments contained in the letter dated February 25, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments are repeated below and are followed by a summary of the responsive actions taken. Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form SB-2, filed with the Commission on January 31, 2005 (Registration No. 333-122431) (the “Registration Statement”), reflects the Registrant’s responses to the Staff’s comments.

In addition to the supplemental and other information provided to the Staff pursuant to this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) paper hard copies of Amendment No. 1 to the Registration Statement, as filed with the Commission on March 11, 2005 (Registration No. 333-122431)(the “Amendment No. 1”), each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement.

* * *

Securities and Exchange Commission

March 11, 2005

General

1.	We note that the registration statement covers the resale of substantially all of the Orion Acquisition Corp. II’s outstanding securities, i.e., 16,056,115 shares of 18,006,141 shares that will be outstanding after the offering. Your offering, therefore, appears to be an “at the market” primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.

We respectfully submit that the offering is not an “at the market” primary offering within the meaning of Staff guidance under Rule 415(a)(4) of Regulation C or otherwise. In “at the market offerings,” the investor which frequently enters into such arrangements typically agrees to purchase securities based on a formula, such as VWAP, is able to and does resell such securities immediately and there are put and call provisions.

Rather than constituting an at the market equity offering, the transactions consisted of a merger in which the Registrant acquired a privately held life sciences company and a private placement in which the Registrant raised $12 million in which the investors were at risk from the date of the investment on December 17, 2004. In the merger, securities of Medivation were converted into securities of the Registrant. The roughly $1,900,000 on the balance sheet of the Registrant at the time of the completion of the merger was insufficient to fund the operations of the combined entity through the achievement of the its next operating milestones. To address this, immediately following the merger the Registrant completed a private placement of $12 million of its common stock at a fixed price of $1.55 per share. The securities acquired in both the merger and the private placement were acquired irrevocably at closing on December 17, 2004 and at a fixed price. All of the holders of those securities have been subject to market risk since December 17, 2004. Registration rights agreements executed in connection with the private placement provided for the resale registration statement to be filed approximately six weeks following the completion of the transaction, to be declared effective more than three months after the closing. In these transactions there was only market risk for the securityholders, which is markedly different from the risk of an underwriter in an indirect primary offering. There was no formula, no average trading price, no VWAP, and no ability to resell the securities immediately which is typical in “at the market” equity offerings.

We believe that the shares registered for resale under the registration statement are appropriately characterized as secondary sales under Rule 415(a)(1)(i).

Specifically, the registration statement relates to three categories of securities:

•	8,940,512 shares of common stock registered for resale issued in connection with the December 17, 2004 private placement;

•	6,890,103 shares of common stock registered for resale issued in connection with the merger between the Registrant and Medivation, Inc. which closed on December 17, 2004; and

•	225,500 shares of common stock issuable upon exercise of the Registrant’s outstanding Class B warrants.

In addition to the structural differences between an at the market equity offering and these transactions, Item D.29 of the Staff’s Manual of Publicly Available Telephone Interpretations recognizes that in determining whether an offering styled a secondary one is really on behalf of the issuer, consideration should be given to “how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the

Securities and Exchange Commission

March 11, 2005

seller is acting as a conduit for the issuer.” We respectfully submit that these factors further to each of the categories of securities demonstrate that the selling stockholders are not and were not acting as underwriters, and that the issuer is not undertaking an “at market” primary offering.

1. Shares Issued in Connection with the Private Placement.

How long the selling shareholders have held the shares. All of the securities purchased in the private placement were purchased for cash or cancellation of indebtedness on December 17, 2004. Once the securities were issued, the investors had no mechanism to redeem, put, or otherwise require the Registrant to repurchase the securities. The investors’ decision to purchase the shares was irrevocable. There were only contractual registration rights.

Circumstances under which selling shareholders received the shares. Of the 8,940,512 shares registered in connection with the private placement, 6,903,399 shares or 77% were purchased by investors for cash at a fixed price of $1.55 per share, 838,536 shares or 9% were purchased by investors in exchange for cancellation of indebtedness, also at a fixed price of $1.55 per share, 625,699 shares or 7% were issued as consideration for services previously rendered to either Medivation or the Registrant to two placement agents, and warrants to purchase 572,878 shares or 6% were issued as consideration for services previously rendered to one placement agent, again as consideration for placement agent services. Each investor represented to the Registrant that it was acquiring the securities for its own account, not as nominee or agent, and not with a view to resale or distribution. A tabular representation of these securities is as follows:

Type of Consideration	Shares	Warrants	Total
Cash	6,903,399	—	6,903,399
Cancellation of Debt	838,536	—	838,536
Services Previously Rendered	625,699	572,878	1,198,577
Total	8,367,634	572,878	8,940,512

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2)-exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.” In contrast to many PIPE transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, pursuant to the terms of registration rights agreements executed in connection with the private placement the registration statement was filed on January 31, 2005, more than one month following the closing of the private placement. Since the closing of the private placement, the price of the Registrant’s common stock has fluctuated from a high of $4.25 per share to a low of $1.75 per share. Investors have been at market risk throughout this period. Therefore, the registration for resale qualifies as a secondary offering rather than an indirect primary offering.

Securities and Exchange Commission

March 11, 2005

The relationship of the selling shareholders to the issuer. With three exceptions, none of the 51 investors in the private placement had any prior relationship to the Registrant or to Medivation, Inc. The table below sets for the name of each purchaser of shares the private placement, the number of shares purchased and whether there was any prior relationship between the investor and either Medivation or the Registrant. Each investor in the private placement is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and represented to the Registrant in writing as such; as to the financial sophistication of such investor and that such investor is acquiring the shares for its own account and not with a view to resale.

Securityholder	Shares Received	Type of Consideration	Prior Relationship with Registrant	Prior Relationship with Medivation
Special Situations Private Equity Fund, L.P.	1,290,322	Cash	No	No
Special Situations Fund III, L.P.	967,742	Cash	No	No
Joseph J. Grano, Jr.	652,144	Cash; Debt Cancellation	No	Yes
TTC Private Equity Partners LLC	504,780	Cash	No	No
Dara BioSciences, Inc.	444,487	Debt Cancellation	No	Yes
ProMed Partners L.P.	351,030	Cash	No	No
ProMed Offshore Fund II, Ltd.	345,850	Cash	No	No
Walker Smith International Fund, Ltd.	333,484	Cash	No	No
Special Situations Cayman Fund, L.P.	322,581	Cash	No	No
Walker Smith Capital (QP), L.P.	257,420	Cash	No	No
Robert Charles Friese	161,290	Cash	No	No
Cimarron Overseas Equity Master Fund L.P.	129,032	Cash	No	No
Lewin Investments LLC	129,032	Cash	No	No
Silicon Prairie Partners, L.P.	129,032	Cash	No	No
Trust Under Will of A. Wilfred May	129,032	Cash	No	No
Steven Becker	96,774	Cash	No	No
Melvyn Weiss	96,774	Cash	No	No
ProMed Partners II L.P.	85,370	Cash	No	No
Bushido Capital Master Fund, L.P.	80,645	Cash	No	No
Gamma Opportunity Capital Partners, L.P.	80,645	Cash	No	No
Topix, Inc.	80,000	Cash	Yes	No
Arthur Shartsis	65,000	Cash	No	No
Edgewater Ventures	64,516	Cash	No	No
Edward Negley	64,516	Cash	No	No
John Braniff	64,516	Cash	No	No
John Micek III	64,516	Cash	No	No
ProMed Offshore Fund, Ltd.	56,460	Cash	No	No
Walker Smith Capital, L.P.	54,258	Cash	No	No
WS Opportunity Fund Intl. Ltd.	48,710	Cash	No	No
WS Opportunity Fund (QP), L.P.	44,322	Cash	No	No
James Patrick Tierney	40,000	Cash	No	No
WS Opportunity Fund, L.P.	36,000	Cash	No	No
R. L. Clarkson	35,000	Cash	No	No
Richard D. Clarkson	35,000	Cash	No	No
Richard L. Clarkson, f/b/o Lucille S. Ball	35,000	Cash	No	No
Anthony DiGiandomenico	32,258	Cash	Yes	No
Clay D. McCollor and Elissa McCollor	32,258	Cash	No	No
Joel T. Leonard Trust dated October 25, 1994	32,258	Cash	No	No
Joseph F. Barletta	32,258	Cash	No	No
Maurice Micek	32,258	Cash	No	No
Shon Kwong and Laura Micek	32,258	Cash	No	No
Steven O’Kuhn	32,258	Cash	No	No
Steven L. Zelinger	16,200	Cash	No	No
John Micek, Custodian for Gabriel Micek	16,129	Cash	No	No
John Micek, Custodian for Jordan Micek	16,129	Cash	No	No
John Micek, Custodian for Peter Micek	16,129	Cash	No	No

Securities and Exchange Commission

March 11, 2005

Securityholder	Shares Received	Type of Consideration	Prior Relationship with Registrant	Prior Relationship with Medivation
Maurice Micek, Custodian for Andrew Micek	16,129	Cash	No	No
Maurice Micek, Custodian for Benjamin Micek	16,129	Cash	No	No
Cedric Vanzura	15,000	Cash	No	No
Greg J. Micek, Guardian for Gregory J. Micek Jr.	12,903	Cash	No	No
Greg J. Micek, Guardian for Alexandria L. Micek	6,452	Cash	No	No
John A. Raiser Irrevocable Trust dated March 2, 1988	6,452	Cash	No	No
Jeff Stroud and Jean Stroud	3,226	Cash	No	No

The only investors in the private placement who had any prior relationship at all with the Registrant are Anthony DiGiandomenico and Topix, Inc. Mr. DiGiandomenico was the former Chief Financial Officer of the Registrant and is a member of the board of directors of the Registrant and a principal at MDB Capital Group LLC, which served as a placement agent in the private placement and which, prior to the private placement and Medivation, Inc. merger, was a principal stockholder of the Registrant. The principal stockholder of Topix, Inc. is Gregory Bailey, who is a principal of MDB Capital Group.

The only investors who had any prior relationship with Medivation are Dara BioSciences, Inc. and Joseph J. Grano, Jr. Dara Biosciences was an investor in and a stockholder of Medivation, Inc, but had no prior relationship with the Registrant. Dara Biosciences’ private placement shares were purchased in exchange for cancellation of indebtedness previously owed to it by Medivation, Inc. Mr. Grano was a consultant to and investor in Medivation, and also had no prior relationship to the Registrant. A portion of the shares issued to Mr. Grano in the private placement were purchased in exchange for cancellation of indebtedness previously owed to him by Medivation, Inc.

All of these investors purchased shares in the private placement on the same terms and subject to the same conditions as the other investors, who had no prior relationship with the Registrant.

In addition to the information set forth above, we note that while Brock Capital Group LLC did not invest in the private placement, it received 52,821 shares as consideration for services previously rendered as placement agent, which shares are included in the registration statement. Other than its role as placement agent in the private placement, Brock Capital Group had no prior relationship with the Registrant or with Medivation. We note further that MDB Capital Group also received 572,878 shares and warrants to purchase 572,878 shares at an exercise price of $1.55 per share, in each case as consideration for services previously rendered to the Registrant as placement agent. MDB Capital Group’s prior relationship with the Registrant is described above. These shares and the shares issuable upon exercise of the warrants are registered for resale under the registration statement.

The amount of shares involved. The amount of securities covered by the registration statement related to the private placement is 8,940,512 shares of 17,996,178 shares outstanding on a fully diluted basis, or approximately 50% of the Registrant’s capitalization. While this is a substantial portion of the Registrant’s capital stock, as the Staff indicated in Comment 7 of its February 25, 2005 letter to the Registrant, prior to the

Securities and Exchange Commission

March 11, 2005

merger with Medivation, Inc. and the private placement, the Registrant was a “blank check company” as that term is defined in Rule 419 of Regulation C. The valuation of the Registrant in the private placement was based on the combined valuation of the issuer, a “blank check” with no operations, and Medivation, Inc., a life sciences company with no historical revenues. The relatively low valuation of the Registrant combined with the need to raise additional capital in the private placement resulted in the issuance of a substantial number of shares of common stock, but did not change the character of the private placement, nor did it impact the status of the investors in the private placement as investors purchasing the securities for their own accounts and not with a view for resale or distribution.

Whether the sellers are in the business of underwriting securities. None of the selling stockholders who purchased shares in the private placement is currently in the business of underwriting securities. Each of MDB Capital Group LLC and Brock Capital Group LLC are registered broker-dealers, however, neither MDB nor Brock purchased shares in the private placement. We are informed by MDB Capital Group that they have not participated as an underwriter in an offering for more than five years, and by Brock Capital Group that they have never participated as an underwriter. Moreover, all of the securities registered for resale by MDB and Brock were received as consideration for their services as placement agents in the private placement. This is in contrast to the role of underwriters in an “at the market” primary offering, in which underwriters purchase securities from the issuer for immediate resale.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The December 17, 2004 private placement negotiated at arm’s length terms with investors. 50 of the 54 investors in the private placement had no prior relationship with either the Registrant or Medivation. The resale registration statement was filed more than one month following the date of the investors’ irrevocable investment decision to purchase the shares from the Registrant at a fixed price, and all of the investors have been and continue to be at market risk. The selling stockholders are not participating in an “at the market offering” because the private placement was not structured as an “at the market offering”, in which broker-dealers typically agree to purchase securities based on a formula and are able to resell such securities immediately.

2. Shares Issued in Connection with the Medivation Merger. On December 17, 2004, the Registrant completed a merger transaction in which its wholly owned subsidiary was merged with and into Medivation, Inc., a privately held life sciences company. As more fully described in the registration statement, the following securities were both issued in connection with the merger, and are covered by the registration statement. Each share of Series B Preferred Stock is convertible into twenty shares of common stock.

Securities and Exchange Commission

March 11, 2005

Selling Stockholder	Series B Preferred Stock	Warrants to purchase common stock
Dara Biosciences, Inc.	110,642	161,290
Selena Pharmaceuticals, Inc.	110,642	—
David T. Hung, M.D.	86,055	10,065
C. Patrick Machado	24,587	2,839
Joseph J. Grano, Jr.		77,419

How long the selling shareholders have held the shares. All of the securities issued in connection with the merger were issued by the Registrant upon conversion of securities of Medivation on December 17, 2004. All of the shares of Medivation common stock were issued on October 10, 2003 and October 20, 2003. Warrants to purchase shares of Medivation capital stock, converted into warrants to purchase the Registrant’s common stock pursuant to the merger, were issued to the following selling stockholders on the following dates: Dara Biosciences on October 10, 2003 and April 1, 2004, Joseph J. Grano Jr. on June 8, 2004, August 1, 2004 and September 1, 2004, and David T. Hung, M.D. and C. Patrick Machado on November 16, 2004.

Circumstances under which selling shareholders received the shares. All of the shares of Medivation common stock outstanding prior to the merger were issued in connection with Medivation’s formation in October of 2003 and, with one exception, in exchange for cash. Selena Pharmaceuticals purchased 900,000 shares of Medivation common stock on October 10, 2003 in exchange for contribution of intellectual property. Also in October, 2003, Dara Biosciences, David T. Hung, M.D. and C. Patrick Machado purchased 900,000 shares, 700,000 shares and 200,000 shares of Medivation founders’ common stock, respectively, for cash.

In addition, Medivation issued warrants to purchase shares of its capital stock in connection with a series of convertible promissory note financing transactions with warrant coverage to Mr. Grano and to Dara Biosciences. Mr. Grano loaned $600,000 to Medivation in three equal tranches of $200,000 in exchange for convertible promissory notes and warrants. Dara Biosciences loaned Medivation $1,250,000, also in exchange for convertible promissory notes and warrants. At the time of these transactions, Medivation had not commenced merger or PIPE discussions with the Registrant. Rather, these transactions were structured as customary silicon valley convertible note financings, in which the investors invested cash in a development stage company with the liquidation preference of debt and the opportunity of converting that debt into equity of a promising young company, and the issuer was able to raise financing without suffering the dilution associated with an equity financing at an early stage with an associated low valuation. At the time of these investments there was no contemplation of an immediate resale of securities; the issuer was a private company contemplating private venture financing, in contrast to an “at the market” offering in which investors would have an opportunity to resell their securities into the public market with little or no market risk.

Finally, Medivation issued to Dr. Hung and Mr. Machado warrants to purchase shares of its capital stock in November, 2004 as consideration for their execution of guarantees of the obligations of Medivation for professional services, should Medivation

Securities and Exchange Commission

March 11, 2005

be unable to honor those obligations. Each of these warrants was assumed by the Registrant in the merger.

The relationship of the selling shareholders to the issuer. Prior to the merger, none of the holders of any type of equity security of Medivation had any affiliation whatsoever with the issuer. This distinguishes the merger transaction from an “at the market” primary offering in which underwriters contract with an issuer for purchase and immediate resale of the securities. The following summarizes relationships between individuals and entities which invested in Medivation and Medivation, at the time of those investments. Dr. Hung and Mr. Machado were Chief Executive Officer and Chief Financial Officer, respectively, and members of the board of directors of Medivation. Dr. Hung was also member of the board of directors of Dara Biosciences. Sergey Sablin, Ph.D., scientific director of Medivation, is a stockholder of Selena Pharmaceuticals. Joseph Grano, Jr. was a consultant to Medivation at the time of his investments.

The amount of shares involved. The amount of securities covered by the registration statement related to the merger, assuming conversion of all shares of the Registrant’s Series B Preferred Stock into common stock, is 6,890,103 shares of 17,996,141 shares outstanding on a fully diluted basis, or approximately 38% of the Registrant’s capitalization. While this is a substantial portion of the Registrant’s capital stock, as the Staff indicated in Comment 7 of its February 25, 2005 letter to the Registrant, prior to the merger with Medivation, Inc. and the private placement, the Registrant was a “blank check company” as that term is defined in Rule 419 of Regulation C. As a result, the relative valuations of the Registrant and Medivation in the merger reflected the fact that that while neither Medivation nor the Registrant had any historical revenues, Medivation owned certain intellectual property rights. The relatively low valuation of the Registrant in the merger resulted in the issuance of a substantial number of shares of capital stock, but did not change the character of the transaction or the status of the selling stockholders.

Whether the sellers are in the business of underwriting securities. None of the selling stockholders who received equity securities of the Registrant in connection with the merger is in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The Medivation merger and subsequent registration for resale of the securities issued in the merger is structured as a customary acquisition of a private company by a public company coupled with a resale registration. The former securityholders of Medivation, having no prior affiliation with the issuer, formed their investment decisions in Medivation prior to the commencement of any business combination discussions with the Registrant. As a condition to the merger, holders of 100% of the common stock of Medivation, Dara Biosciences, Selena Pharmaceuticals, Dr. Hung and Mr. Machado, were each required to, and did, execute “lock-up” agreements by which they agreed to sell or otherwise dispose of their shares of the Registrant’s common stock until the later of one year following the closing of the merger or the achievement of a particular operating milestone in the Registrant’s Dimebon clinical trials. Together these facts demonstrate that the selling stockholders named in the registration statement are not acting as conduits for the issuer.

Securities and Exchange Commission

March 11, 2005

3. Shares Issuable upon Exercise of Currently Outstanding Warrants. The Registrant has currently outstanding 225,500 Class B Warrants, each exercisable for one share of the Registrant’s common stock at an exercise price of $0.125 per share. The Class B Warrants were initially issued in 1995 pursuant to a registration statement on Form SB-2, Registration Number 333-3255. Item A.9 and A.55 of the Staff’s Manual of Publicly Available Telephone Interpretations provide that when the issuance of warrants or convertible securities are registered under the Act, the issuance of shares underlying those warrants must also be registered, and moreover that the Staff will not object if the issuer does not keep the prospectus up to date while those warrants are out of the money. By the terms of the Class B Warrants, the completion of the Medivation merger caused the warrants to become exercisable and as a result were “in the money.” As a result the Registrant seeks to register the issuance of the shares of common stock underlying the warrants pursuant to Section 5 of the Act as primary sales under Rule 415(a)(1)(iii).

Registration of the shares of common stock underlying the Class B Warrants is otherwise unrelated to the private placement and the merger. The decision to include the shares issuable upon exercise of the Class B Warrants was made to ease the administrative burden and additional cost of filing multiple registration statements. This transaction is therefore severable from the registration of the securities issued in connection with the private placement and the merger.

Securities and Exchange Commission

March 11, 2005

2.	With respect to the shares of common stock offered by the company to the holders of outstanding common stock purchase warrants, advise us supplementally about the disclosure appearing on page 15 that states, “the principal purpose of the offering of the shares of common stock issuable upon the exercise of outstanding warrants is to enable us to issue such shares of common stock in compliance with applicable securities laws.” Clarify what you mean by “applicable securities laws.” We remind you that it is the position of the staff that the securities underlying securities that were sold privately must also be sold privately pursuant to the same exemption from registration. They are part of the same transaction. Only the resales of the underlying securities may be registered by this registration statement and the exercise or conversion transaction between the Selling Shareholders and the Company remains private, subject to the limitations of available exemptions. Please advise us supplementally whether you have identified, as selling shareholders, the individuals who currently hold the outstanding common stock purchase warrants.

The Registrant has currently outstanding 225,500 Class B Warrants, each exercisable for one share of the Registrant’s common stock at an exercise price of $0.125 per share. The Class B Warrants were initially issued in 1995 pursuant to a registration statement on Form SB-2, Registration Number 333-3255. Item A.9 and A.55 of the Staff’s Manual of Publicly Available Telephone Interpretations provide that when the issuance of warrants or convertible securities are registered under the Act, the issuance of shares underlying those warrants must also be registered, and moreover that the Staff will not object if the issuer does not keep the prospectus up to date while those warrants are out of the money. By the terms of the Class B Warrants, the completion of the Medivation merger caused the warrants to become exercisable, and therefore “in the money.” As a result the Registrant seeks to register the issuance of the shares of common stock underlying the warrants pursuant to Section 5 of the Act.

We acknowledge the Staff’s comment that securities underlying securities that were sold privately must also be sold privately. With respect to the shares underlying warrants that were sold privately, we have revised the registration statement to reflect the registration for resale of the securities underlying privately sold warrants. We direct the Staff’s attention to the following selling stockholders identified in the selling stockholder table, each of whom holds warrants that were sold privately: David T. Hung, M.D., C. Patrick Machado, Dara Biosciences, Inc., Joseph J. Grano, Jr. and MDB Capital Group LLC. In addition, following receipt by MDB Capital Group LLC of warrants issued to it as consideration for its services in connection with the private placement, MDB Capital Group assigned a portion of its warrant to the following individuals, each of whom is consequently listed as a selling stockholder of shares issuable upon exercise thereof: Anthony DiGiandomenico, Christopher Marlett, 703149 Ontario Inc., Karen Simi, Christopher MacIntyre, Julie Dad and Kimberly Renner.

Securities and Exchange Commission

March 11, 2005

3.	If Medivation hosts an internet website, please disclose its internet address.

The Registrant confirms that it does not host an internet website.

4.	The information under “About this Prospectus” and “Explanatory Note” should be placed in the inside back cover page of the prospectus, or elsewhere other than between the cover page and the summary. The summary should immediately follow the prospectus cover or the table of contents.

The Registration Statement has been revised to provide that the information under “About this Prospectus” and “Explanatory Note” has been placed in the inside back cover page and on page 54, respectively, of the prospectus; as a result, the Summary of such prospectus immediately follows the table of contents in Amendment No. 1.

Summary

5.	Please explain “value-enhancing milestone events”.

The Registrant has revised the referenced disclosure on pages 1, 17 and 19 in response to the Staff’s comment.

6.	State the full corporate names of Medivation and merger sub.

The Registrant has revised the referenced disclosure in response to the Staff’s comment to state the full corporate names of Medivation, Inc. and Medivation Acquisition Corp.

7.	State that prior to the merger, Orion was a “blank check” as the term is defined in Rule 405 of Regulation C of the Securities Act.

The Registrant has revised the referenced disclosure in response to the Staff’s comment to state that prior to the merger, Orion was a “blank check company” as the term is defined in Rule 419 of Regulation C of the Securities Act.

8.	As the registrant’s predecessor, the full background and development of the business of Medivation is required to be discussed— as a summary hereunder and fully in the Business section. Indicate that Medivation has had no revenues to date.

The Registrant has revised the referenced disclosure on pages 1, 17 and 19 in response to the Staff’s comment.

9.	The estimated expenses of the offering to be paid by the company on behalf of the selling shareholders should be indicated.

The Registrant has revised the referenced disclosure on page 4 in response to the Staff’s comment.

Securities and Exchange Commission

March 11, 2005

Risk Factors

10.	In the introductory paragraph, clarify that you disclose all “material” risks here.

The Registrant has revised the referenced disclosure on page 5 in response to the Staff’s comment.

11.	Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for the third risk factor merely reads “We may be unable to identify and acquire additional product candidates.” Similarly, the subheading for the fourth risk factor reads “We currently own patent rights to only two products.” Please revise your subheadings, as appropriate, so that they adequately describe the specific risk or consequence that results or may result from the stated fact. To assist you in this regard, we refer you to “A Plain English Handbook — How to Create Clear SEC Disclosure Documents,” issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

The Registrant has revised the referenced disclosure in response to the Staff’s comment.

12.	To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse or negative affect on your business, results of operations or financial condition. Instead, replace this language with specific disclosure of how your business, results of operations or financial condition would be affected.

The Registrant has revised the referenced disclosure on pages 5, 6 and 10 in response to the Staff’s comment.

13.	The first, second and fourth risk factors on page 11 appear duplicative. Please combine them.

The Registrant has revised the first and second risk factors previously on page 11 to combine them in response to the Staff’s comment. With respect to the fourth risk factor previously on page 11, the Registrant does not believe that risk factor to be duplicative with the first and second risk factors because it addresses the specific risks to the Registrant associated with litigation involving pharmaceutical patents of proprietary pharmaceutical companies. Because Dimebon is currently the Registrant’s lead product candidate, the success of the Registrant may depend on the Registrant’s pharmaceutical patent and other intellectual proprietary rights associated with Dimebon. Intellectual property litigation affecting one of the Registrant’s product candidates presents risks specifically applicable to the dependence of the Registrant on associated intellectual property rights, the occurrence of which may result in adverse consequences to the Registrant that are distinct from other types of litigation to which the Registrant may become subject.

In addition, because such risks relate exclusively to those associated with intellectual property rights, the Registrant believes any combination of such risks with the risk factors in the first and second paragraphs previously on page 11 would be inconsistent with the risk factor subheading. That is, risks specific to intellectual proprietary rights are more optimally located, and this is

Securities and Exchange Commission

March 11, 2005

more effective, when located under the risk factor subheading titled “Risks Related to Intellectual Property”; to combine such risks, including the fourth risk factor on page 11, with any other risk factor subset would attenuate the effectiveness of such risk and disturb the internal organization given to this section.

14.	The second risk factor on page 13 is common to every small business, to most other businesses and to the stock market in general most of the time. It should be deleted.

The Registrant has deleted the referenced disclosure on page 13 in response to the Staff’s comment.

Forward-Looking Statements

15.	Please remove the tem “will” from the list of forward-looking statements.

The Registrant has revised the referenced disclosure on page 15 to delete the word “will” in response to the Staff’s comment.

Management’s Discussion and Analysis

16.	Please expand Management’s Discussion and Analysis to discuss the reverse merger with Medivation and the common stock offering on December 17, 2004, and the related effects on the financial statements.

The Registrant has revised the referenced disclosure on page 17 in response to the Staff’s comment.

17.	Please disclose the estimated costs associated with each milestone referenced in the fifth paragraph and disclose whether you currently have the cash required to Fund each the activities associated with each milestone.

The Registrant has revised the referenced disclosure on page 18 in response to the Staff’s comment.

18.	For each significant source of funding, please name each source, disclose the principal terms of each source and file the agreement as an exhibit to the registration statement if not filed presently.

The Registrant has revised the referenced disclosure on page 17 and has filed each agreement as an exhibit to the Registration Statement in response to the Staff’s comment.

19.	We do not see the sale of “debt securities” any place in the past financings of this company or the predecessor. Please clarify.

The Registrant has revised the referenced disclosure on page 17 in response to the Staff’s comment to include references to the sales by Medivation, Inc. of convertible promissory notes.

Securities and Exchange Commission

March 11, 2005

20.	The December 2004 private placement of 7,741,935 common shares should be fully discussed.

The Registrant has revised the referenced disclosure on page 17 in response to the Staff’s comment.

Business

21.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate, on a reasonable basis, all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company’s own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

a.	all disclosure referencing studies or reports in the “published literature;”

b.	the disclosure in the two paragraphs of “The Alzheimer’s Disease Opportunity” subsection citing information from the Alzheimer’ s Association and Scientific American;

c.	the disclosure in the second sentence of the first paragraph of the “FDA- Approved Therapeutics and Purported Mechanisms of Action” subsection;

d.	the disclosure in the “Combination Therapy” section citing information from the Journal of the American Medical Association;

e.	much of the disclosure contained in the first paragraph of the “Market Size” subsection;

f.	the information in the “Preclinical Data” subsection discussing the results of preclinical experiments performed at the Institute of Physiologically Active Compounds;

g.	the information in the “Anti-Aging Indications” subsection discussing the results of the experiment performed at the Institute of Physiologically Active Compounds;

h.	the information discussing the results of the experiments using N10904;

The Registrant has revised the referenced disclosure on page 20 in response to the Staff’s comment. As a result of such additional disclosure, the Registrant believes that the factual basis for and context of all beliefs, understandings, estimates and opinions included in the Registration Statement have been disclosed and are currently reflected in Amendment No. 1. In

Securities and Exchange Commission

March 11, 2005

addition, the Registrant hereby supplementally provides copies of all sources utilized for disclosure of statistics in the Registration Statement and Amendment No. 1, together with a copy of the Business section annotated, marked and numbered to reflect each statistic contained therein, and the source materials supplementally provided to the Staff are each numbered to correspond to the numbering on the annotated copy of the Business section.

22.	Disclose whether the results of pilot open-label clinical study performed at the Moscow Center for Gerontology are published results. Also, further describe how the company intends to utilize the results of the clinical study.

The Registrant has revised the referenced disclosure on page 25 in response to the Staff’s comment.

23.	Please file the preferred partnership letter agreement with the Institute of Physiologically Active Compounds as a material exhibit.

The Registrant has filed the referenced agreement as Exhibit 10.8 to the Registration Statement in response to the Staff’s comment.

Manufacturing

24.	We note that you have entered two agreements with U.S. contract laboratories to manufacture bulk Dimebon drug substance and finished Dimebon tablets. Please disclose the material terms, financial and otherwise, of these agreements and file the agreements as material exhibits. Also, name the manufacturers pursuant to Item 101(b)(5).

The Registrant has revised the referenced disclosure on page 32, and has filed the referenced agreements as Exhibits 10.9(a) and 10.9(b) to the Registration Statement in response to the Staff’s comment.

Management

25.	Please disclose Mr. DiGiandomenico’s affiliation with Vitacube Systems Holdings, Inc.

The Registrant has revised the referenced disclosure on page 34 in response to the Staff’s comment.

26.	Indicate the nature of the business of ProDuct Health, Inc. in the information for C. Patrick Machado.

The Registrant has revised the referenced disclosure on page 34 in response to the Staff’s comment.

27.	The alignment of the salary information in the summary compensation table should be corrected.

The Registrant has revised the referenced disclosure on page 35 in response to the Staff’s comment.

Securities and Exchange Commission

March 11, 2005

28.	The second footnote to the table states that the company did not compensate officer and directors during 2002, 2003 or 2004. Please reconcile with the tabular information.

The Registrant has revised the referenced disclosure on page 35 in response to the Staff’s comment.

Certain Relationships and Related Transactions

29.	Define “the financing”.

In response to such comment of the Staff, the Registrant supplementally advises the Staff that “the financing” is currently defined on page 54 of the Registration Statement as follows “…[a]s used in this prospectus…’the financing’ refers to the private placement by Orion of an aggregate of 7,741,935 shares of common stock on December 17, 2004, to certain accredited investors.” In addition, on page 36 of the Registration Statement under the caption “Description of Transactions”, the term “the financing” is further defined with the following disclosure: “[i]n connection with the financing, Orion entered into purchase agreements with respect to the private placement of an aggregate of 7,741,935 shares of common stock to certain accredited investors at a price of $1.55 per share.” In addition, the Registrant has revised the referenced disclosure on page 36 in response to the Staff’s comment.

30.	We do not understand the information for Brock Capital Group. The value of the services performed is not stated, the dates of the services are not stated and the relationship between Brock and the registrant at the time of the services is not stated.

Brock Capital Group LLC served as placement agent for Medivation, Inc. with respect to certain investors that participated in the December 17, 2004 private placement, which is also referred to in the Registration Statement as the “financing.” Brock Capital Group LLC received an aggregate of 52,821 shares of Common Stock of the Registrant as compensation for the services it provided through the completion of the financing as placement agent for Medivation, Inc., valued at the purchase price for shares of Common Stock in the financing at $1.55 per share, for an aggregate of $81,872.55. Upon further review of the relationship between Brock and the Registrant at the time of the services, the Registrant does not believe disclosure of this relationship is required under Item 404 of Regulation S-B and has deleted the referenced disclosure.

31.	The parties to the registration rights agreements and the voting agreements should be named.

The Registrant has revised the referenced disclosure on pages 36 and 37 in response to the Staff’s comment.

Securities and Exchange Commission

March 11, 2005

Voting Agreements

32.	We note reference to the voting agreements as they pertain to the election to the board of directors of Messrs. Gorlin and Hung, one nominee acting as the representative of the individuals who held shares of common stock of Medivation immediately prior to the effective time of the merger, and two nominees acting as representatives of MDB Capital Group. Disclose whether these individuals have been so nominated and provide required disclosure pursuant to Item 401 of Regulation S-B.

The Registrant supplementally advises the Staff, the referenced disclosure been revised to reflect that, none of the above-referenced individuals has yet been nominated for election at the 2005 Annual Meeting to serve on the Board of Directors of the Registrant. The Registrant expects that prior to the filing of the Registrant’s proxy statement with respect to the Registrant’s 2004 Annual Meeting of Stockholders, currently anticipated to be held on April 15, 2005, the Registrant will nominate such nominees for election at the meeting to serve on the Registrant’s Board of Directors. The Registrant notes that in connection with the merger Dr. Hung was appointed to the Board of Directors.

33.	Clarify the percentage of shares involved in the voting agreement(s).

The Registrant has revised the referenced disclosure on page 37 in response to the Staff’s comment.

Principal and Selling Stockholders

34.	Please disclose if any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

The Registrant has revised the referenced disclosure on pages 44 through 46 in response to the Staff’s comment.

35.	For all 5% stockholders listed that are not natural persons, please identify the natural persons with voting or investment control.

The Registrant has revised the referenced disclosure on pages 46 and 47 in response to the Staff’s comment.

36.	Clearly indicate the percentage of outstanding shares covered by the voting agreements.

The Registrant has revised the referenced disclosure on page 37 in response to the Staff’s comment.

37.	Addresses for non-employee 5% record holders should be indicated.

The Registrant has revised the referenced disclosure on pages 46 and 47 in response to the Staff’s comment.

Securities and Exchange Commission

March 11, 2005

38.	Revise your principal /selling stockholder table so that all information provided via footnote corresponds to information presented in the table. For example, there are 17 footnotes yet the table only lists 15 footnotes.

The Registrant has revised the referenced disclosure on pages 44 through 47 in response to the Staff’s comment.

39.	Revise your principal/selling stockholder table to remove all references to 5% stockholders and/or selling shareholders as “Affiliates of” For example, we refer you to references to “Affiliates of Marxe, Austin and Greenhouse, David,” “Affiliates of ProMed Partners,” “Affiliates of Walker Smith Capital,” and “Affiliates of Bailey, Gregory.” Please clearly identify the record holder in your tabular presentation and provide footnote treatment for any information relating to the existence of an “affiliate” relationship, i.e., the beneficial owner of the shares is required to be disclosed.

The Registrant has revised the referenced disclosure on pages 44 through 46 in response to the Staff’s comment.

Market for Common Stock and Related Matters

40.	Please correct the obvious error in the number of common stock record holders.

The Registrant supplementally advises the Staff that based on records previously provided to the Registrant and prepared by American Stock Transfer & Trust Company, the Registrant’s registrar and transfer agent, which report is attached hereto as Exhibit A, as of December 14, 2004, there were an aggregate of 15 holders of record of the Registrant’s common stock, of which 1,075,347 shares were held of record in the name of Cede & Co.

In addition, the Registrant has revised the referenced disclosure on page 48 to disclose 78 record holders of the Registrant’s common stock as of March 8, 2005.

Plan of Distribution

41.	The “pledgees, donees, transferees and or other successors-in-interest mentioned in the first paragraph must be identified in accordance with the disclosure requirements of Item 507 of Regulation S-B in the prospectus, or by amendment to the prospectus, prior to any sales by such persons.

The Registrant acknowledges the Staff’s comment.

Statements of Operations

42.	Please explain to us supplementally why the calculation of weighted average common shares outstanding assumes the conversion of the Series B convertible preferred stock. Since conversion is contingent upon the approval of an increase in authorized common shares, it does not appear appropriate to assume conversion. Revise the financial statements accordingly, and revise Note 3(l) to explain the presentation of loss per share, and the effect of the recapitalization on the calculation.

Securities and Exchange Commission

March 11, 2005

We have assumed conversion of the outstanding Series B convertible preferred stock in our weighted average shares outstanding calculations based on our understanding of the rules governing the accounting for reverse mergers under generally accepted accounting principles, and our desire to be able to present per share information in our financial statements. Specifically, we believe that GAAP reverse merger accounting requires us to present financial statements based on the contra-factual assumptions that (a) the Orion securities acquired by the former Medivation stockholders in the December 17, 2004 reverse merger (namely, the Series B convertible preferred stock in question) were outstanding since the inception of Medivation on September 4, 2003, and (b) the Orion securities that were issued and outstanding prior to December 17, 2004 were not issued and outstanding until that date. Based on this presentation, if we had not considered the common stock underlying the Series B preferred stock to be outstanding, the consequence would be that the combined company would have had no issued and outstanding shares of stock for any period prior to December 17, 2004. We believe that presenting financial statements showing no outstanding stock until December 17, 2004 would be confusing to investors, in large part because it would make it impossible to calculate per share loss for periods prior to that date.

43.	Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

The Registrant has revised the referenced disclosure on page F-4 in response to the Staff’s comment.

Statements of Cash Flows

44.	On the statement of cash flows, please separately disclose cash paid for interest in connection with the convertible notes.

The Registrant has revised the referenced disclosure on page F-6 in response to the Staff’s comment.

Note 6- Stockholder’s Equity

45.	Please review paragraphs 48 and 362 of SFAS 123, Accounting for Stock-Based Compensation, and revise the company’s stock plan footnote disclosures to comply with the requirements therein.

The Registrant has revised the referenced disclosure in Note 6(d) in response to the Staff’s comment.

General Comments

46.	Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.

The Registrant has included a current consent with Amendment No. 1.

Securities and Exchange Commission

March 11, 2005

Part II — Information Not Required in Prospectus

Recent Sales of Unregistered Securities

47.	For each sale of unregistered securities, please disclose the facts relied upon to make the exemption(s) from registration available. In the case of sales relying on the exemption contained in section 4(2), please address, among the other requirements of 4(2), the financial sophistication of the purchasers. Also, please disclose the basis for reliance upon the exemption contained in section 3(a)(9). See Item 701(d) of Regulation S-B.

The Registrant has revised the referenced disclosure on page II-3 in response to the Staff’s comment.

The Registrant supplementally advises the Staff of the following information concerning the sales of unregistered securities of both the Registrant and Medivation disclosed in the registration statement.

Sales of securities by Medivation in October 2003 constituted the initial formation and capitalization of Medivation. Sales of Medivation common stock to Dara BioSciences, Selena Pharmaceuticals, David Hung, M.D. and C. Patrick Machado were founders’ common stock at a price per share of $0.001 paid in cash, with the exception of Selena Pharmaceuticals, which contributed intellectual property rights.

The following is a list of all former holders of Medivation securities who were issued securities of Medivation and, in turn, received securities of the Registrant in connection with the merger, and information concerning their financial sophistication and access to information concerning Medivation and the Registrant:

David T. Hung, M.D.

C. Patrick Machado

Selena Pharmaceuticals, Inc.

Dara BioSciences, Inc.

Joseph Grano, Jr.

Dirk Thye, M.D.

Securities and Exchange Commission

March 11, 2005

David Hung, M.D. was the President, Chief Executive Officer and member of the board of directors of Medivation, Inc. and is the Registrant’s President and Chief Executive Officer. Dr. Hung is an accredited investor and a financially sophisticated investor by virtue of his professional experience and investing activities. He is the former President, Chief Executive Officer and member of the board of directors of ProDuct Health, Inc., which was acquired by Cytyc Corporation.

C. Patrick Machado was the Senior Vice President, Chief Financial Officer and member of the board of directors of Medivation, Inc. and is the Registrant’s Senior Vice President and Chief Financial Officer. Mr. Machado is a accredited investor and a financially sophisticated investor by virtue of his professional experience. He is the former Chief Financial Officer, Senior Vice President and General Counsel of ProDuct Health, Inc., which was acquired by Cytyc Corporation. Mr. Machado received a J.D. from Harvard Law School.

Selena Pharmaceuticals, Inc. is a privately held life sciences company which contributed core technology associated with one of the Registrant’s product candidates in exchange for founder’s stock in connection with Medivation’s formation. Sergey Sablin is the principal stockholder of Selena Pharmaceuticals and is our Scientific Director and was particularly well situated to evaluate the investment in Medivation based on his relationship with Medivation and Selena Pharmaceuticals’ prior ownership of core intellectual property rights associated with one of Medivation’s product candidates.

Dara BioSciences, Inc. is a privately held life sciences company and an accredited investor and financially sophisticated investor by virtue of its experience in capital formation and venture capital financing transactions. Dara BioSciences has completed its own venture capital financing transactions of the type in which it participated in connection with Medivation’s formation and capital raising.

Joseph Grano, Jr. is an accredited investor and financially sophisticated by virtue of his professional experience. Mr. Grano was Chairman of UBS Financial Services Inc., (formerly UBS PaineWebber) from 2001 through 2004. Mr. Grano is also the Chairman of the Homeland Security Advisory Council under the U. S. Department of the Homeland Security.

Dirk Thye, M.D. is an accredited investor and a financially sophisticated investor by virtue of his professional experience. Dr. Thye is the former Senior Vice President of Clinical Development and a founder of Peninsula Pharmaceuticals, Inc. Dr. Thye was a consultant to Medivation and is a consultant to the Registrant.

Securities and Exchange Commission

March 11, 2005

48.	The required information during the past three years for Medivation, the predecessor, should be included.

The Registrant has revised the referenced disclosure on page II-3 in response to the Staff’s comment.

49.	Name the “accredited investors” in the December 2004 financing.

The Registrant has revised the referenced disclosure on page II-3 in response to the Staff’s comment.

Exhibits

50.	We note the legality opinion remains to be filed. Please file with your next amendment.

The Registrant has included the opinion of the Latham & Watkins LLP as Exhibit 5.1 to the Registration Statement.

51.	Executed individual agreements for exhibits 9.1 through 10.3(c) should be filed. A Form is not sufficient.

The Registrant has filed individual agreements for Exhibits 9.1 through 10.3(c) to the Registration Statement as Exhibits 9.1(a) through 10.3(c) to the Registration Statement in response to the Staff’s comment.

Thank you for your prompt review of the Registrant’s filing. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact me at (415) 395-8284, or Michael W. Hall at (650) 463-2655.

Securities and Exchange Commission

March 11, 2005

Very truly yours,

/s/ BRADLEY A. BUGDANOWITZ
Bradley A. Bugdanowitz
of LATHAM & WATKINS LLP

cc: Distribution List

Securities and Exchange Commission

March 11, 2005

EXHIBIT A

Securities and Exchange Commission

March 11, 2005

Securities and Exchange Commission

March 11, 2005